EXHIBIT 99.1

Innate Pharma Reports Third Quarter 2020 Financial Results and Business Update

  Lacutamab granted PRIME designation in Sézary Syndrome by the European Medicines Agency
  Monalizumab Phase 3 study initiated, triggering $50 million milestone payment
  Cash position of €163.6 million1 as of September 30, 2020

MARSEILLE, France, Nov. 17, 2020 (GLOBE NEWSWIRE) -- Innate Pharma SA (Euronext Paris: IPH – ISIN: FR0010331421; Nasdaq: IPHA) (“Innate” or the “Company”) today announced its revenues and cash position for the first nine months of 2020.

“In November, we were very pleased that our lead proprietary asset, lacutamab, was awarded PRIME designation in Sézary Syndrome by the European Medicines Agency, which follows the US Fast Track designation by the FDA last year.  Lacutamab is an important part of our strategy to build a focused proprietary pipeline, and these regulatory milestones further validate the unmet need in this patient population,” said Mondher Mahjoubi, Chief Executive Officer of Innate Pharma. “In addition, the Phase 3 monalizumab clinical trial recently initiated by AstraZeneca is an important achievement for the Company, as it both validates our scientific approach while fortifying our cash position until the end of 2022. Collectively, these milestones are strong proof points in executing on our strategy and accelerating our efforts to deliver meaningful medicines to patients.”

Third quarter 2020 and post-period events:

Lacutamab (IPH4102, anti-KIR3DL2 antibody):

  The Company recently announced that the European Medicines Agency (EMA) has granted PRIME designation to lacutamab for the treatment of patients with relapsed or refractory Sézary syndrome (SS) who have received at least two prior systemic therapies.
  The TELLOMAK Phase 2 clinical trial, which is evaluating the efficacy and safety of lacutamab in patients with advanced cutaneous T-cell lymphomas, is now fully open to enrollment.

Monalizumab (anti-NKG2A antibody), partnered with AstraZeneca:

  As recently announced, AstraZeneca has dosed the first patient in its Phase 3 clinical trial, INTERLINK-1, evaluating monalizumab in combination with cetuximab in patients with recurrent or metastatic squamous cell carcinoma of the head and neck (R/M SCCHN) who have been previously treated with platinum-based chemotherapy and PD-(L)1 inhibitors. Dosing of the first patient in this trial, which occurred in October 2020, has triggered a $50 million milestone upcoming payment from AstraZeneca to Innate. Upon this milestone payment, the Company will have received a total of $400 million to date from the AstraZeneca partnership.
  Updated data from the IPH2201-203 Phase 2 trial regarding patients previously treated with a platinum-based chemotherapy and a PD(L)1 inhibitor will be presented via an e-poster at the ESMO Immuno-Oncology Virtual Congress in December 2020.

Avdoralimab in Inflammation (IPH5401, anti-C5aR antibody):

  The first patient has been dosed in the investigator-sponsored Phase 2 clinical trial in bullous pemphigoid (BP) where the C5aR1 pathway has been shown to be involved in the physiopathology of the disease. The trial is investigating the clinical efficacy of avdoralimab in addition to topical steroids compared to topical steroids alone in BP patients. More information on this study can be found at clinical trials.gov.

Avdoralimab in COVID-19:

  The investigator-sponsored Phase 2 clinical trial, FORCE (FOR COVID-19 Elimination), is ongoing. A third cohort was recently added to the trial, which is addressing COVID-19 related Acute Respiratory Distress Syndrome (ARDS) patients requiring mechanical ventilation. More information on this study can be found at clinical trials.gov.
  The investigator-sponsored Phase 2 clinical trial, ImmunoONCOVID-20, has resumed. This study is exploring the potential efficacy of monalizumab and avdoralimab amongst other treatment arms, against COVID-19 in cancer patients with mild symptoms and pneumonia respectively.

Lumoxiti, a first-in-class marketed product for the treatment of relapsed or refractory hairy cell leukemia:

  The global COVID-19 pandemic and slower adoption rate continues to impact the sales of Lumoxiti in 2020.
  As previously stated, following completion of the transition of US Lumoxiti commercial operations from AstraZeneca, sales will be fully booked by Innate beginning in Q4 2020.
  The Lumoxiti EU regulatory decision remains on track for 1H 2021.

Financial results:

Cash, cash equivalents and financial assets of the Company amounted to €163.6 million as of September 30, 2020. As it is a post closing event, the $50 million milestone upcoming payment for the first patient dosed in the Interlink-1 Phase 3 study of monalizumab are not included in those figures. Financial liabilities amounted to €19.8 million.

For the nine-month periods ended September 30, 2019 and 2020, revenue from collaboration and licensing agreements mainly results from the spreading of the initial payments received under our agreements with AstraZeneca. Due to accounting rules and the timing of costs related to development activities under the collaboration with AstraZeneca, the recognition of this revenue can vary on a quarter by quarter each year. As a reminder, this has no impact on cash. Revenues for the first nine-months of 2020 amounted to €33.6 million, compared to €65.4 million for the same period in 2019.

About Innate Pharma:

Innate Pharma S.A. is a commercial stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s commercial-stage product, Lumoxiti, in-licensed from AstraZeneca in the US, EU and Switzerland, was approved by the FDA in September 2018. Lumoxiti is a first-in class specialty oncology product for hairy cell leukemia. Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate has been a pioneer in the understanding of natural killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Based in Marseille, France, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995.The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors Innate Pharma Tel.: +33 (0)4 30 30 30 30 investors@innate-pharma.com	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com ATCG Press Marie Puvieux (France) Tel.: +33 (0)9 81 87 46 72 innate-pharma@atcg-partners.com

1 Including short term investments (€15.5 million) and non-current financial instruments (€37.3 million). Not including the $50mn milestone payment from AstraZeneca for the first patient dosed in the Interlink-1 Phase 3 study of monalizumab.